EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the	For the Years Ended
(Dollars in thousands, except ratios)	Quarter Ended March 26, 2006	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
Earnings from continuing operations before fixed charges

Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$55,752	$436,053	$476,405	$508,070	$504,433	$332,204
Distributed earnings from less than fifty- percent owned affiliates	869	9,132	14,990	9,299	6,459	14,859
Adjusted pre-tax earnings from continuing operations	56,621	445,185	491,395	517,369	510,892	347,063
Fixed charges less capitalized interest	17,392	65,566	55,151	57,752	60,023	64,069
Earnings from continuing operations before fixed charges	$74,013	$510,751	$546,546	$575,121	$570,915	$411,132

Fixed charges

Interest expense, net of capitalized interest	$14,481	$53,630	$44,191	$46,704	$48,697	$51,405
Capitalized interest	2,837	11,155	7,181	4,501	1,662	459
Portion of rentals representative of interest factor	2,911	11,936	10,960	11,048	11,326	12,664
Total fixed charges	$20,229	$76,721	$62,332	$62,253	$61,685	$64,528
Ratio of earnings to fixed charges	3.66	6.66	8.77	9.24	9.26	6.37

Note:         The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 25, 2005.